Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
For the three and the nine months ended September 30, 2012 and 2011.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
	(In thousands, except ratio computation)
Pretax loss from continuing operations before adjustment for noncontrolling interest	$3,189	$5,947	$7,039	$3,796

Add back:
Fixed charges	7,088	6,933	21,582	22,820
Distributed income of equity investees	2,906	951	5,528	3,143

Deduct:
Equity in earnings of equity investees	(1,008)	(3,702)	(2,084)	(5,336)
Capitalized interest	(245)	(156)	(758)	(359)
Earnings as Defined	$11,930	$9,973	$31,307	$24,064

Fixed Charges
Interest expense including amortization of deferred financing fees	$6,784	$6,707	$20,617	$22,225
Capitalized interest	245	156	758	359
Interest portion of rent expense	59	70	207	236
Fixed Charges	7,088	6,933	21,582	22,820
Preferred share dividends	1,813	1,813	5,438	3,432
Combined Fixed Charges and Preferred Dividends	$8,901	$8,746	$27,020	$26,252

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.34	1.14	1.16	(a)

(a)
Due to the pretax loss from continuing operations for the nine months ended September 30, 2012, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $2.2 million to achieve a coverage of 1:1 for the period.